SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2007

PSi TECHNOLOGIES HOLDINGS, INC.

(Exact name of Registrant as specified in its Charter)

NOT APPLICABLE

(Translation of Registrant’s name into English)

Electronics Avenue

FTI Industrial Complex

Taguig, Metro Manila 1604, Philippines

(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      x            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      x

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PSi Technologies Holdings, Inc.

Fourth Quarter 2006 Results

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, each Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 14, 2007

PSi TECHNOLOGIES HOLDINGS, INC.

By:	/s/ Arthur J. Young, Jr.
Arthur J. Young, Jr.
President and Chief Executive Officer

PSi Technologies Holdings, Inc.

Fourth Quarter 2006 Results

PSi TECHNOLOGIES REPORTS FOURTH QUARTER 2006 RESULTS

Manila, Philippines – February 13, 2007 – PSi Technologies Holdings, Inc., (NASDAQ: PSIT), a leading independent provider of assembly and test services for the power semiconductor market, today announced financial results for the fourth quarter ended December 31, 2006:

Year To Date Financial Results

Our sales revenue for fiscal year 2006 totaled an all-time high of $91.8 million, compared to $80.3 million in 2005. This 14.2% increase occurred despite the ceasing of our operations in Chengdu, China during the end of the first quarter of 2006, in accordance with our Business Blueprint consolidation strategy. A new record was also achieved in terms of sales from our Philippine production facilities, with revenues from those facilities totaling $89.5 million, a 22.9% increase compared to $72.9 million in revenues generated from the Philippine facilities in 2005.

Cost reduction programs implemented during 2006 were effective in bringing about a much lower increase in cost of goods sold at 2.3%, thereby resulting to an expansion and improvement in consolidated gross margins to 6% compared with (2.3%) in 2005. These cost reduction programs included consolidation, portfolio pruning, material substitutions and productivity initiatives.

Operating expenses decreased by 16.1% to $8.2 million versus $9.8 million in 2005 thus achieving an improvement in reducing the Operating Loss Margins to (3.1%) in 2006 from (14.5%) in 2005.

As a result of the ongoing progress in reducing cost and expenses and increasing sales, EBITDA increased by $5.1 million in 2006 rising from $6.4 million in 2005 to $11.5 million or an 80.4% increase. Moreover, operating losses declined from ($11.6) million in 2005 to ($2.8) million in 2006, an improvement of 76.1%.

Another highlight during 2006 was the reduction in net loss from ($19.7) million in 2005 to ($8.0) million in 2006. The 2006 net loss includes losses on discontinued operations and special charges amounting to $1.5 million. Excluding the losses on discontinued operations and special charges, net loss would have reduced from ($14.4) million in 2005 to ($6.5) million in 2006.

Fourth Quarter Financial Results

The performance turnaround during the 2006 financial year concluded with the fourth quarter results consolidating the positive improvements witnessed in the previous quarters. Consistent with our expectations and despite a shorter working period due to the holiday season during the fourth quarter, revenues grew by 3.4% to $24.9 million, a sequential increase compared to $24.1 million in the previous quarter. The power semiconductor market remained buoyant and, coupled with the Blueprint activities, helped to provide the recovery in our financial results for the full year. Our Philippine operations alone increased revenues by 29.8% in the fourth quarter of 2006 compared to the same quarter last year, and revenues are now consistently higher from our two plants than they had been in prior quarters with three operational plants.

PSi Technologies Holdings, Inc.

Fourth Quarter 2006 Results

These positive shifts in operating conditions have culminated in a reduction in operating loss from $1.5 million in the fourth quarter of 2005 to $0.5 million in the current quarter, although slightly higher than the $0.3 million operating loss in the previous quarter. However, EBITDA has improved by $0.8 million from $2.4 million in the fourth quarter last year to $3.2 million in the same period this year, approximating similar results in the previous quarter.

“In relative terms, 2006 was an excellent year. Despite being confronted with the challenge of rapidly increasing copper prices, our strategies and revitalized focus on cost management delivered us much closer to our profitability goal which we expect to achieve in 2007,” said Arthur J. Young, Jr., Chairman and Executive Officer.

Further progress was made with respect to consolidated gross margins, where we witnessed a rise from 3.6% in the fourth quarter last year to 6.4% in the fourth quarter of 2006. While consolidated gross margins were slightly down by 1.3% compared with previous quarter, this was not unexpected given the impact of fewer operating days in the fourth quarter.

Reflecting the efforts to control costs, operating expenses decreased to $2.1 million during the fourth quarter of 2006, from $2.2 million in the previous quarter and $2.3 million in the fourth quarter last year.

Net other expenses were higher by $0.4 million during the fourth quarter of 2006, mainly due to a one-time non-recurring charge and higher financing charges related to our Exchangeable Notes.

“While the usual challenges remain, our ability to respond much quicker to market forces has been enhanced, and we expect to strengthen our team further this year to ensure we realize the multitude of opportunities open to our business,” said Gordon J. Stevenson, COO & Executive Vice President.

Excluding the one-time charge, net loss decreased by 41.8% from ($2.8) million or ($0.21) per outstanding share in the fourth quarter of 2005 to ($1.6) million or ($0.12) per outstanding share in the fourth quarter of 2006.

Balance Sheet Highlights

Cash and cash equivalents totaled $3.3 million in 2006, compared to $1.6 million as of December 31, 2005.

New acquisitions in property, plant and equipment during 2006 totaled $8.9 million, which consists of equipment purchased to accommodate the Sales/Investment Agreement with major customers (discussed further below) as well as to address the capabilities of our Power QFN line.

Despite the capital expenditure and increased volume of business in 2006, total current liabilities declined to $35.9 million as of the end of 2006 from $36.9 million as of December 31, 2005.

There was also a significant decline in the total bank loans and trust receipts payable from $14.9 million as of end December 31, 2005 to $10.5 million as of December 31, 2006. The long-term liability account of $4.5 million includes the carrying amount of the Exchangeable Notes issued in July 2003 and June 2005, net of the discount representing the embedded conversion feature of the Exchangeable Notes.

PSi Technologies Holdings, Inc.

Fourth Quarter 2006 Results

As of December 31, 2006, tangible book value was $1.65 per share on 13,289,525 outstanding shares.

Business Outlook

Arthur J. Young, Jr., Chairman and CEO said, “We expect volumes in the first quarter of 2007 to be relatively stable, consistent with the general semiconductor market and the industry’s cautious approach towards managing inventory. We do anticipate, however, incremental growth in the second quarter and better gains in the second half of 2007, leading to an overall satisfactory level of growth in the full year. Nevertheless, we are sufficiently prepared to respond to volatility in the market through our continuous drive towards reducing costs and improving efficiencies, productivity and asset utilization. We plan and expect to achieve profitability in 2007.”

About PSi Technologies

PSi Technologies is a focused independent semiconductor assembly and test service provider to the power semiconductor market. The Company provides comprehensive package design, assembly and test services for power semiconductors used in telecommunications and networking systems, computers and computer peripherals, consumer electronics, electronic office equipment, automotive systems and industrial products. Their customers include most of the major power semiconductor manufacturers in the world such as Infineon Technologies, ON Semiconductor, Philips Semiconductor, and ST Microelectronics. For more information, visit the Company’s web site at www.psitechnologies.com or call:

At PSi Technologies Holdings, Inc.: Francis Suarez (63 2) 838 4872 fhsuarez@psitechnologies.com.ph	At Financial Relations Board: Lasse Glassen (310) 854 8313 lglassen@financialrelationsboard.com

This press release contains forward-looking statements that involve risks and uncertainties. Actual results and outcomes may differ materially. Factors that might cause a difference include, but are not limited to, those relating to the pace of development and market acceptance of PSi’s products and the power semiconductor market generally, commercialization and technological delays or difficulties, the impact of competitive products and technologies, competitive pricing pressures, manufacturing risks, the possibility of our products infringing patents and other intellectual property of third parties, product defects, costs of product development, manufacturing and government regulation, risks inherent in emerging markets, including but not limited to, currency volatility and depreciation, restricted access to financing and political and social unrest and the possibility that the initiatives described herein may not produce the intended results. PSi undertakes no responsibility to update these forward-looking statements to reflect events or circumstances after the date hereof. More detailed information about potential factors that could affect PSi’s financial results is included in the documents PSi files from time to time with the Securities and Exchange Commission.

-Financial Tables Follow-

PSi Technologies Holdings, Inc.

Fourth Quarter 2006 Results

PSi Technologies Holdings, Inc.

Unaudited Income Statement

(In US Dollars)

	For the Three Months Ended			Years Ended December 31
	31-Dec-06 Unaudited	30-Sep-06 Unaudited	31-Dec-05 Unaudited	31-Dec-06 Unaudited	31-Dec-05 Audited
REVENUES	$24,859,222	$24,052,713	$21,250,623	$89,525,679	$80,340,821
COST OF SALES	19,520,467	18,556,448	16,530,386	70,226,348	64,951,990
DEPRECIATION	3,754,430	3,634,203	3,951,920	13,891,373	17,271,123

GROSS PROFIT (LOSS)	1,584,325	1,862,063	768,317	5,407,958	(1,882,292)

OPERATING EXPENSES
Research and development	303,891	306,288	315,046	1,126,064	1,241,508
Stock compensation cost	26,227	28,715	59,988	157,922	(82,068)
Administrative expenses	1,629,519	1,672,073	1,690,397	6,264,183	7,642,744
Marketing expenses	165,444	187,035	216,481	641,195	963,843

Total Operating Expenses	2,125,081	2,194,111	2,281,913	8,189,364	9,766,027

LOSS FROM OPERATIONS	(540,756)	(332,049)	(1,513,595)	(2,781,406)	(11,648,319)

Interest and bank charges-net	(258,093)	(217,845)	(322,330)	(1,007,872)	(1,180,532)
Foreign exchange gains(losses)-net	(235,797)	(228,673)	(221,584)	(535,724)	(158,292)
Income on refund from a utility company	—	—	—	—	226,909
Lease income	28,920	28,920	—	134,650	110,340
Exchangeable Note interest and financing charges	(634,615)	(595,280)	(749,674)	(2,307,874)	(1,707,331)
Loss on discontinued operation and special charges	(42,442)	—	(3,927,798)	(1,169,308)	(5,280,829)
Miscellaneous	(321,852)	(2,303)	(38,333)	(364,299)	8,995

Net Other Expense	(1,463,879)	(1,015,181)	(5,259,719)	(5,250,427)	(7,980,740)

LOSS BEFORE INCOME TAX AND MINORITY INTEREST	(2,004,635)	(1,347,229)	(6,773,314)	(8,031,833)	(19,629,059)

PROVISION FOR INCOME TAX	16,969	—	—	16,969	120,488

NET LOSS	$(2,021,604)	$(1,347,229)	$(6,773,314)	$(8,048,802)	$(19,749,547)

EBITDA	$3,180,742	$3,259,133	$2,410,177	$11,508,396	$6,380,136

No. of Shares Outstanding	13,289,525	13,289,525	13,289,525	13,289,525	13,289,525
EPS- based on Outstanding Shares	(0.15)	(0.10)	(0.51)	(0.61)	(1.49)

•	Summations/numbers may differ due to rounding.

•	The results of China Operations for the first quarter of 2006 until it has ceased operations are all included under Loss on Discontinued Operations in accordance with US GAAP.

•

The accounts as presented herein have been revised to conform to their presentation under the Audited Financial Statements. More detailed information can be found in the documents (such as Form 20F) PSi files from time to time with the Securities and Exchange Commission.

PSi Technologies Holdings, Inc.

Fourth Quarter 2006 Results

PSi Technologies Holdings, Inc.

Unaudited Consolidated Balance Sheet

(In US Dollars)

	31-Dec-06 Unaudited	31-Dec-05 Audited
ASSETS
Current Assets
Cash	$3,340,562	$1,624,669
Accounts receivable-net	14,472,218	14,780,744
Notes receivable on sale of land and building
Inventories-net	5,606,167	5,877,177
Other current assets-net	579,787	322,160
Asset held for sale	—	1,273,108

Total Current Assets	23,998,734	23,877,857

Noncurrent Assets
Property, plant and equipment-net	38,169,751	44,023,066
Other noncurrent assets-net	1,190,724	1,629,839

Total Noncurrent Assets	39,360,475	45,652,906

	$63,359,209	$69,530,762

LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued expenses	$22,898,859	$20,211,867
Accounts payable CAPEX	2,563,229	1,748,194
Loans Payable	10,524,743	11,400,000
Trust receipts payable	—	3,549,606

Total Current Liabilities	35,986,832	36,909,667

Noncurrent Liabilities
Exchangeable Note	4,541,506	2,450,100
Accrued retirement benefit cost	874,743	807,848

Total Noncurrent Liabilities	5,416,249	3,257,949

Stockhoders’ Equity
Capital stock-Philippine peso 1-2/3 par value Authorized-37,058,100 shares Issued and outstanding-13,289,525 shares	590,818	590,818
Additional paid-in capital	79,543,495	79,385,573
Other comprehensive loss	—	(483,861)
Deficit	(58,178,184)	(50,129,382)

Total Stockholders’ Equity	21,956,128	29,363,147

	$63,359,209	$69,530,762

PSi Technologies Holdings, Inc.

Fourth Quarter 2006 Results

PSi Technologies Holdings, Inc

Unaudited Consolidated Statement of Cash Flows

(In US Dollars)

For the Year Ended December 31, 2006
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	(8,048,802)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation	14,425,838
Loss from discontinued operations	1,169,308
Stock compensation costs	157,922
Amortization of debt issuance costs and discount	901,939
Interest on exchangeable notes converted to principal	1,207,881
Accretion of interest receivable from sale of land, building and improvements	(116,076)
Loss on disposal of property and equipment	455
Interest income from Meralco	(30,534)
Provision for pension expense	514,824
Changes in operating assets and liabilities:
Decrease (increase) in:
Trade and other receivables	455,135
Inventories	(846,314)
Other current assets	(286,155)
Increase in trade and other payables	1,194,732

Net cash provided by (used in) operating activities	10,700,153

CASH FLOWS FROM INVESTING ACTIVITIES
Acquisitions of property and equipment	(6,316,837)
Proceeds from sale of property and equipment	1,342,695
Decrease (increase) in other noncurrent assets	414,745

Net cash used in investing activities	(4,559,397)

CASH FLOWS FROM FINANCING ACTIVITIES
Net proceeds from (payments of) trust receipts payable	(3,549,606)
Net proceeds from (payments of) loans payable	(875,257)

Net cash provided by financing activities	(4,424,863)

NET INCREASE (DECREASE) IN CASH	1,715,893
CASH AT BEGINNING OF YEAR	1,624,669

CASH AT END OF YEAR	3,340,562

SUPPLEMENTAL INFORMATION ON NONCASH INVESTING AND FINANCING ACTIVITIES
Property and equipment acquired on account under accounts payable	2,563,229